February 11, 2008

Via Fax (202) 772-9218 and EDGAR

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0213

Re:	Inovio Biomedical Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the Quarterly Period ended September 30, 2007
File No. 001-14888

Dear Ms. Tillan:

This is in response to your request for a letter confirming the reporting intentions of Inovio Biomedical Corporation (“Inovio” or the “Company”) with respect to the pending comments from the SEC Staff on the reports referenced above.

Our understanding, based on your conversation with our counsel, Shoshannah Katz of K&L Gates on February 6, 2008, is that the SEC Staff is not requiring any further action in response to comments 1, 2 and 5 as presented in the letter to the Staff dated November 29, 2007, and accordingly, the Company does not intend to take any further action with respect to such items.

It is also our understanding, based on your call with Ms. Katz referenced above, and the earlier conference call between the Company, our audit team, yourself, Martin James, and Stephanie Hunsaker on February 5, 2008, that the Company will need to implement a change in the accounting treatment of its registered warrants issued in fiscal years 2006 and 2007 pursuant to Emerging Issues Task Force 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” but that the Staff will not object to the Company’s intention not to file amendments to its Form 10-K and Forms 10-Q for the effected periods.  Accordingly, the Company intends to file a Current Report on Form 8-K within four business days of February 6, 2008, indicating that registered warrants previously classified as equity in the Company’s previously filed consolidated financial statements for fiscal year 2006 and the interim periods of 2007 will be reclassified as a liability.  Further, the Company will indicate its intention to restate its consolidated financial statements for the impacted periods in its Annual Report on Form 10-K for the year ended December 31, 2007.  The Company will label the comparative 2006 financial information in the Form 10-K “As Restated” and will provide explanatory disclosure consistent with the requirements of Statement of Financial Accounting Standard No. 154 “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3.” The Company will also provide expanded 2007 quarterly financial information, at a level consistent with Article 10 of Regulation S-X, reconciling the restated quarterly consolidated Balance Sheets and Statements of Operations to previously filed quarterly financial information.

In accordance with each of the Staff’s comment letters, the following acknowledges that Inovio understands that:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that no formal clearance of the comments will be provided until the Form 10-K has been filed and reviewed for satisfaction of the disclosure requirements noted above.  However, please confirm that the proposed actions related to the pending comments are consistent with your expectations via telephone call to Ms. Katz at (310) 552-5063 as soon as possible.

Sincerely,

/s/ Peter Kies
Peter Kies, Chief Financial Officer
Inovio Biomedical Corporation